GCFA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 674,000
Total assets	$ 674,000

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 16,000
Total liabilities	16,000
Member's Equity (Note 4)	658,000
Total liabilities and Member's Equity	$ 674,000